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Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
May 16, 2006 at 1.30 pm

TOMMY ILMONI APPOINTED VICE PRESIDENT, INVESTOR RELATIONS

Tommy Ilmoni has been appointed Vice President, Investor Relations of Amer Sports Corporation. In addition to the Investor Relations function, he will be responsible for the Business Intelligence function. He will start in his new position at the latest by middle of August, 2006.

Ilmoni joins Amer Sports Corporation from SEB Enskilda, where he has held the position Head of Equity Research in Helsinki. At Enskilda, Ilmoli has been analyzing Amer Sports Corporation closely since year 2000. The Investor Relations and Business Intelligence functions were previously headed by Jari Melgin, who has moved to new responsibilities with the Amer Sports Group.

For further information, please contact:
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com


06013651

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

